Exhibit 99.1

Suntech’s European Subsidiary Granted Definitive Moratorium

WUXI, China — June 17, 2013 — Suntech Power Holdings Co., Ltd. (NYSE: STP) (“Suntech Holdings” or the “Company”) today announced that Suntech Power International Ltd. (“SPI”), the Company’s principal operating subsidiary in Europe, has been granted a definitive moratorium on creditor claims from the judicial authorities in Schaffhausen, Switzerland. The moratorium is for a six month period and may be extended thereafter.

Previously, on April 9, 2013, SPI had been granted a provisional moratorium for two months on creditor claims as a result of over-indebtedness. The majority of SPI’s debt is Suntech inter-company debt.

“SPI has already met important milestones in the restructuring process. The definitive moratorium allows SPI time to restructure debt and reach an agreement with creditors. SPI will continue normal operations during this process,” said David King, Suntech’s CEO.

Other than the insolvency and restructuring of Suntech Holdings’ Chinese subsidiary Wuxi Suntech Power Co., Ltd. and the SPI composition proceedings, Suntech Holdings is not aware of any similar proceedings regarding any of its other entities.

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP) produces solar products for residential, commercial, industrial, and utility applications. With regional operations in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are designed to drive solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes the ability of SPI to enter into a composition agreement with creditors and restructure its debt. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For media enquiries, please contact:

Ryan Scott Ulrich

Public Relations and Investor Relations

Ph: +86 510 8531 8654

Email: ryan.ulrich@suntech-power.com